SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAS NATURAL EXTENDS EXPIRATION DATE OF ITS U.S. OFFER FOR ENDESA

Gas Natural SDG, S.A. announced today that the expiration date of its U.S. offer for Endesa, S.A. has been extended to 11:00 a.m., New York City time (5:00 p.m., Madrid time), on August 18, 2006, unless the U.S. offer is further extended, lapses or is withdrawn. Gas Natural’s obligation to complete its U.S. offer is conditioned on, among other conditions, the completion of its Spanish offer. As previously disclosed by Gas Natural, the processing of Gas Natural’s offer in Spain has been temporarily suspended as a result of an injunction issued by the Court for Business Matters No. 3 in Madrid. Additionally, the Spanish Supreme Court temporarily suspended the effectiveness of the resolution of the Council of Ministers establishing the conditions for competition with respect to the offer by Gas Natural for Endesa. Both injunctions are subject to the resolution of Gas Natural’s appeals as well as the underlying lawsuits.

Gas Natural intends to cause the offer periods of its U.S. offer and Spanish offer to end at the same time and will announce any further extensions or any other material modifications to the offers. Except as modified by this extension, the terms and conditions of the U.S. offer remain in effect and unmodified.

Gas Natural’s U.S. offer is open to all holders of Endesa ordinary shares who are located in the United States and to all holders of Endesa ADSs, wherever located. Based on information provided by The Bank of New York, the exchange agent for Gas Natural’s U.S. offer, as of the close of business on July 18, 2006, approximately 914,782.6966 Endesa ADSs and 0 Endesa ordinary shares had been tendered pursuant to the U.S. offer. Holders of Endesa securities may withdraw any Endesa securities tendered pursuant to the U.S. offer at any time prior to the expiration of the U.S. offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: July 18, 2006	By:	/s/ Carlos J. Álvarez Fernández
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer